

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Re: **Oaktree Capital Group, LLC**
Amendment No. 1 to Registration Statement on Form S-1
Filed August 1, 2011
File No. 333-174993

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated July 14, 2011. We have referred your response to the Division of Investment Management and will issue any additional comments as soon as possible.

Table of Contents, page i

2. We note your response to comment eight in our letter dated July 14, 2011. Please explain to us supplementally why you have chosen to include the disclaimer in the last paragraph on page i.

Prospectus Summary, page 1

3. We note your response to comment nine in our letter dated July 14, 2011. Please briefly describe the relationship between net loss and adjusted net income on page 3. To the extent you are utilizing the ANI metric to mitigate the effect of disclosure relating to your net losses, explain why ANI is an appropriate measure of performance for such purposes.

Conversion of Class C Units, page 10

4. We note your response to comment 10 in our letter dated July 14, 2011. Please also disclose the number of Class A, Class C, and OCGH unitholders as of the end of each fiscal year beginning in 2008.

Risk Factors, page 17

Given our focus on achieving superior investment performance . . . . , page 17

5. We partially reissue comment 14 in our letter dated July 14, 2011. As previously
    requested, please clearly disclose the existence of potential conflicts of interest that may
    arise as you execute the duties owed to Oaktree fund investors and those owed to Class A
    unitholders. Please also disclose the information provided in your supplemental response
    to comment 14.

We cannot assure you . . . . , page 46

6. Please disclose with equal or greater prominence the three major categories of the
    statement of cash flows recognized in accordance with US GAAP when presenting
    adjusted operating cash flow (AOCF).   Please refer to Item 10(e)(1)(i)(A) of Regulation
    S-K for guidance.

Organizational Structure, page 59

7. We note your disclosures about the various options OCGH unitholders have for
    exchanging their OCGH units for other instruments, namely Class C units, Class A units,
    and Oaktree Operating Group units. Please revise your disclosure to clarify the options
    OCGH unitholders have in terms of exchanging their OCGH units. Specifically, do
    OCGH unitholders that want to exchange their units have the option of selecting the
    Oaktree Operating Group units, Class C units, or Class A units, or do the OCGH units
    first convert into Oaktree Operating Group units, then Class C units, and then Class A
    units? Also, do the OCGH unitholders have to obtain Board approval for each exchange
    into each unit? Finally, is the Board's right to exchange for cash only when the equity
    instrument in question is being exchanged into Class A units? Please ensure that your
    disclosure of the options OCGH unitholders have for exchanging their units throughout
    the Form S-1 provides the clarifying disclosures.

Our Manager, page 62

8. We note your response to comment 22 in our letter dated July 14, 2011. In the first full
    paragraphs on pages 62 and 63, we note your statements that OCGH retains an 84.14%
    direct economic interest in the Oaktree Operating Group and that OCGH directly held
    approximately 84.73% of the outstanding Oaktree Operating Group units, respectively.
    Please explain this apparent inconsistency or reconcile your disclosure accordingly.
    Additionally, please revise your disclosure to clarify why you will cause Oaktree
    Operating Group to issue new Oaktree Operating Group units to you if you issue Class A
    units outside the type of exchange you describe in the first paragraph on page 63.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74</u>

<u>Impact of the Economy and Financial Markets, page 74</u>

9. We note your statement that because of the early nature of Opps VIIb's distribution period, it is unlikely that it will generate incentive income, other than tax distributions, in the coming quarters. Please revise this statement to clarify whether that means you do not expect to recognize the $1.2 billion in accrued incentives (fund level), or that you do anticipate recognizing this amount of incentive income during the distribution phase of Opps VIIb but not in the near future.

<u>Understanding Our Results – Consolidation of Oaktree Funds, page 85</u>

10. Please disclose the specific funds that are consolidated during each of the three fiscal years presented and subsequent interim period.

<u>Consolidated Results of Operations, page 89</u>

11. Please quantify the impact of the decline in advisory, director and certain other fees received in connection with your investment advisory services to your consolidated funds and the increase in management fees from the separately managed accounts for the March 31, 2011 interim period. Please refer to comment 36 in our letter dated July 14, 2011.

12. Please provide an explanation as to why there was a decline in advisory, director and certain other fees received in connection with your investment advisory services to your consolidated funds during the three-months ended March 31, 2011.

13. Please provide an explanation as to why the Power Funds II caused a decline in incentive income for the three-months ended March 31, 2011. Please also provide a similar analysis for each of the fiscal years presented.

14. Similar to your analysis of net realized gain on investments for the March 31 interim periods, please provide a discussion and analysis of the composition of net change in unrealized appreciation on investments and investment income (loss) for each period presented rather than just the change in amount recognized between the two periods presented. Please address this comment in the analyses for all three of these line items in your annual periods presented.

Segment Analysis, page 91

Liquidity and Capital Resources, page 112

15. We note your response to comment 47 in our letter dated July 14, 2011, along with the additional disclosures provided. While we understand you are presenting this measure because it is used by management, adjusted operating cash flow does not appear to be a measure that is defined in a specific agreement that you are required to comply with.   As such, we continue to have concerns as to how you determined this measure complies with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K. Please either provide us with a more comprehensive explanation as to how you determined this measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K, or remove the presentation of this measure.

16. We note the additional disclosures you provided in response to comment 50 in our letter dated July 14, 2011. Please revise this disclosure to clarify what you mean by your statement that you are permitted to borrow up to an additional $146 million "outside of the facility." If the $146 million is the amount of additional indebtedness you can enter into without violating covenants, please also disclose the amount of the $250 million revolving credit facility that is available for you to draw down on without violating any of your debt covenants. If the $146 million is the portion of the $250 million revolving credit facility you can draw down on without violating any debt covenants, please clarify this fact.

Executive Compensation, page 169

Compensation Discussion and Analysis, page 169

17. We reissue comment 70 in our letter dated July 14, 2011. In the first paragraph on page 170, we note that compensation arrangements for each of your NEOs reflect certain individual factors. In the first full paragraph on page 174, we further note that Mr. Frank makes the final decisions regarding the compensation of your NEOs in his subjective discretion and that the size and terms of each equity or compensation arrangement is determined based on what Mr. Frank believes will best advance the interests of your company. As previously requested, please specifically discuss how you determine the amount of compensation to award each named executive officer. If the award depends on individual and corporate performance, please disclose the elements of individual and corporate performance Mr. Frank considered and discuss how Mr. Frank evaluated the results achieved to reach the amounts awarded the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. For example, we note that Mr. Frank makes all final recommendations for equity-based awards based on an evaluation of each NEO's individual contribution, the performance of the group which the NEO directs, and your overall profitability. We further note that the different grant sizes in 2010 are the result of an analysis of each NEO's overall contribution to your business and a consideration of each NEO's existing overall compensation. In this situation, we would expect to see a

detailed discussion of the individual and corporate performance factors Mr. Frank considered and how the NEO's overall compensation factored in making his recommendations regarding equity-based awards. For compensation elements where the amount awarded depends on a right to receive a portion of incentive income, management fees, or annual profits, please disclose the percentage amount for each NEO in 2010 and how you determined the applicable percentage amount.

18. We note that Mr. Frank makes all the final decisions regarding NEO compensation other than to himself. Please disclose how the company determined the amount to award Mr. Frank for each element of compensation and total compensation in 2010 and how the company will determine the amount of compensation to award Mr. Frank after the completion of the offering.

Incentive Income, page 176

19. We note that NEOs will receive a residual distribution of incentive income in the event of the NEO's termination. Please move this discussion to the Potential Payments Upon Termination of Employment or Change in Control at 2010 Fiscal Year End section. Please also expand your incentive income residual distribution discussion to address the disclosure requirements in Item 402(j) of Regulation S-K.

Director Compensation in 2010, page 182

20. We note your disclosure that you compensate your outside directors through an annual cash retainer, but it appears that Mr. Pierson did not receive an annual cash retainer in 2010. In a footnote to the Director Compensation Table, please explain why Mr. Pierson did not receive a cash retainer or revise your disclosure accordingly.

Material U.S. Federal Tax Considerations, page 212

21. In the first paragraph on page 212, we note that you state "[t]his discussion is necessarily general . . . ." Please note that this type of language may suggest that shareholders are not entitled to rely on the disclosure. Please revise your disclosure accordingly.

22. We note that counsel has provided a short-form tax opinion (i.e., the text of counsel's opinion is set forth in the prospectus rather than in the tax opinion exhibit) with respect to the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of your Class A units. Since counsel is providing a short-form opinion, please indicate in this section that this discussion is the opinion of counsel and identify counsel. Additionally, please revise your prospectus disclosure for the material U.S. federal income tax consequences to set forth counsel's opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon, set forth counsel's opinion as to each identified tax item, cite relevant authority, and provide appropriate analysis. Since you must provide a firm conclusion regarding

each material federal income tax consequence to investors, please use "will" instead of "may" or "should" when expressing opinions on these material U.S. federal income tax consequences. In this regard, please also avoid the word "generally" and do not use the phrase "it is not clear" when opining on material tax consequences. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus.

Consolidated Statements of Changes in Unitholders' Capital, page F-7

23. Your response to comment 81 in our letter dated July 14, 2011 indicates that you provided the required disclosure within the consolidated statements of changes in unitholders' capital. Please note that the disclosure required by ASC 810-10-50-1A.d. is a separate disclosure item from this statement and does not appear to have been provided. Please refer to ASC 810-10-55-4M for guidance.

2. Summary of Significant Accounting Policies, page F-9

Consolidation, page F-9

24. We note the additional disclosures you provided in response to comment 84 in our letter dated July 14, 2011. Please clarify why none of the funds in which you hold a variable interest meet the definition of a VIE. Please refer to ASC 810-10-15-14 for guidance.

Management fees, page F-13

25. We note your response to comment 89 in our letter dated July 14, 2011. Please revise your penultimate sentence in the second paragraph under Management fees to clarify, if true, that the ancillary fees not paid directly by the consolidated funds have no impact to net loss attributable to Oaktree Capital Group, LLC, as the amounts are included in net income (loss) attributable to non-controlling redeemable interests in consolidated funds.

26. As previously requested in comment 89 in our letter dated July 14, 2011, please disclose your accounting policy for the recognition of revenue for ancillary fees not paid directly by the consolidated funds.

Incentive income, page F-13

27. Please disclose the amount of deferred incentive income recognized as a liability for each period presented.

Incentive income compensation expense, page F-14

28. We note your response to comment 92 in our letter dated July 14, 2011, in addition to the revised disclosures. Please further revise your disclosure to clarify, if correct, that the

forfeiture and/or vesting provisions associated with the incentive income compensation arrangements are applicable to incentive income compensation that has not been recognized as an expense and/or has not yet been received by the employee. Please also revise your disclosures to clarify when the employee receives the incentive income compensation.

3. Investments, At Fair Value, page F-22

29. We note the additional disclosure you provided in response to comment 95 in our letter dated July 14, 2011. Please include footnotes to the table to provide investors with a cross reference to where the corresponding gains and losses, both realized and unrealized, are discussed in more detail. Please also provide this disclosure in your interim financial statements given the significance of realized and unrealized gains (losses) to net income.

7. Non-Controlling Redeemable Interests in Consolidated Funds, page F-34

30. We note your response to comment 97 in our letter dated July 14, 2011. Please revise your footnote disclosure to provide investors with a reconciliation of the amounts recognized in the rollforward with the amounts recognized in your consolidated financial statements. Please also address this comment in your interim financial statements.

8. Unitholders' Capital, page F-35

31. As previously requested, please include your computation of the allocation of net loss attributable to OCGH non-controlling interest in consolidated subsidiaries and noncontrolling interest in consolidated subsidiaries reflected within total equity for each period presented based on the respective ownership interests for the corresponding periods. This disclosure will allow investors to better understand the underlying reasons for the changes in these line items from period to period. Please also address this comment in your interim financial statements.

10. Equity-Based Compensation, page F-36

32. We note your reference to the use of a valuation report in determining the fair value of restricted OCGH units granted. Please tell us the nature and extent of the preparer of the valuation reports' involvement and explain whether you believe the preparer of the valuation report was acting as an expert such that you must disclose the name of the preparer in the registration statement and obtain the preparer's consent to be named.

33. We note that the discount for lack of marketability started at 10% for grants made during fiscal year 2008 and has increased to 30% for grants made during fiscal year 2010. Please revise your disclosure to provide investors with an understanding of the specific factors that impacted the discount rate used for each of the three fiscal years ended December 31, 2010.

34. Please revise your disclosures regarding the assumptions used to estimate the value of the OCGH units granted to explain how you considered distributions prior to vesting. In this regard, we note your response to comment 68 in our letter dated July 14, 2011. Please also explain to us how you determined that a Black-Scholes option pricing model is appropriate based on the variability in distributions made each period. Please refer to ASC 718-10-55-2 and 718-10-55-18 for guidance.

11. **Income Taxes And Related Payments, page F-39**

35. We note your response to comment 100 in our letter dated July 14, 2011. While we understand that the foreign portion of income (loss) before income taxes is less than 5%, it remains unclear why disclosure of the domestic and foreign components of income (loss) before income taxes would not be meaningful information to investors. In this regard while foreign-based earnings are less than 5%, foreign income tax expense is 20.6% of current income tax expense and 18.9% of total income tax expense for fiscal year 2010. Further, we note that foreign taxes reduced the effective tax rate. As such, investors may be interested in this difference in allocation. In addition to disclosing the allocation of income (loss) before income taxes between domestic and foreign, please also provide investors with a discussion and analysis within MD&A about the differences between foreign pre-tax earnings (loss) to total pre-tax versus total foreign income tax expenses to total income tax expense.

36. We note your statement that you have determined that all deferred tax assets will be realizable in future periods. Considering you have recognized net losses attributable to OCGH non-controlling interest and attributable to Oaktree Capital Group, LLC for each fiscal year presented, there is a concern that investors may not understand how you reached this conclusion regarding your deferred tax assets. As such, please include additional disclosures that fully explain to investors how you determined that your deferred tax assets will be realizable in future periods. Please refer to the information you provided to us in your response to comment 51 in our letter dated July 14, 2011 regarding your assessment of the realizability of your deferred tax assets.

37. Please revise your disclosure for the tax receivable agreement to disclose your accounting policy for recognizing your liability under this agreement. Please also tell us the specific reference to the authoritative literature that supports your accounting policy.

17. **Subsequent Events, page F-50**

38. We note the additional disclosure you provided in response to comment 107 in our letter dated July 14, 2011. Please further revise your disclosure to state the date through which subsequent events have been evaluated for the reissued financial statements. Please refer to ASC 855-10-25-4 and ASC 855-10-50-1 for guidance. Please also refer your auditors to AU Section 530 and paragraph 9 of AU Section 560 with regards to their report.

Exhibit 5.1 – Legal Opinion of Simpson Thacher & Bartlett LLP

39. Please note that this opinion as currently drafted does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K. Please arrange for counsel to opine that the company units will be legally issued, fully paid and non-assessable and that the selling shareholder units are legally issued, fully paid and non-assessable.

40. We note that counsel has limited its opinion to the Delaware Limited Liability Company Act. Please either confirm that in doing so counsel also means all Delaware statutes and Delaware court decisions that affect the interpretation of the Delaware Limited Liability Company Act or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Thomas A. Wuchenich
       Simpson Thacher & Bartlett LLP
       1999 Avenue of the Stars, 29th Floor
       Los Angeles, CA 90067